12100 NE 16th Ave
Suite 210
Miami, FL 33161

March 31, 2010

Via EDGAR (as Correspondence Submission)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-4628

Attention:	Mr. H. Roger Schwall
Assistant Director

RE:	TOT Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 30, 2009
Forms 10-Q for the Fiscal Quarters Ended June 30, 2009, September 30, 2009 and December 31, 2009
Filed August 14, 2009, November 16, 2009 and February 16, 2010
File No. 000-51108

Dear Mr. Schwall:

We refer to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated February 26, 2010 addressed to Mr. Mike Zoi, President and Chief Executive Officer of the Company.  On behalf of the Company, we have responded to the Staff’s comments as set forth below.  Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment.  In addition, we have provided to the Staff supplementally (as EDGAR Correspondence) marked copies of the proposed amended Form 10-K for the fiscal year ended March 31, 2009 and the Forms 10-Q for the fiscal quarters ended June 30, 2009, September 30, 2009 and December 31, 2009, to expedite the Staff’s review of our responses set forth below and the revised disclosures to be contained in said filings.

General

1.
Where our comments relate to disclosure that appears at more than one place or in more than one of the filings, please make corresponding changes to all affected disclosure. That will eliminate the need for us to issue repetitive comments. Identify in your letter of response precisely where in each document your responsive changes may be found.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

The Company will make corresponding changes to the affected disclosure in each of the above-referenced filings and will identify in each response below where in such filings changes or additional disclosure may be found.

Form 10-K for Fiscal Year Ended March 31, 2009

General

2.
The audit report is dated June 30, 2009. However, your officers and directors signed the Form 10-K, and your officers signed the certifications, on June 29, 2009. Please tell us why you believe your document, when signed and dated, included the required audited financial statements. Also tell us why you believe that you have filed the proper certifications pursuant to Item 601(b)(31)(i) of Regulation S-K, in light of the June 30, 2009, date of the audit report.

Since the draft audit report contained in the final WORD version of the Form 10-K prior to submission to the financial printer for EDGAR transcription was presumed to be dated and delivered on June 29, 2009, it was the Company’s intention to file the Form 10-K on June 29, 2009. However, due to delays in the EDGAR process, all documents, including the audit report, signature pages to the Form 10-K and the required certifications, were in fact signed and delivered on June 30, 2009. The Company regrets the oversight with respect to the dates on the signature pages and certifications as filed. The amended Form 10-K will correct these errors.

Business, page 4

3.
We note from your disclosure that you acquired a 75% interest in TOT-SIBBNS on July 16, 2008. As this acquisition appears to be significant based on your disclosures, please tell us what consideration you gave to providing financial statements for the acquired business pursuant to Rule 8-04 of Regulation S-X.

At the time we acquired the 75% interest in TOT-SIBBNS, we considered whether the assets we were acquiring constituted a business for financial reporting purposes by references to the definition of a “business” as described in Article 11 of Regulation S-X.  In this respect, we evaluated whether the post-acquisition activities would be a continuation of the pre-acquisition operations, such that a presentation of historical financial information would be meaningful to an understanding of future operations.  Although the revenues to be produced were to be derived from the use of the drilling equipment and other heavy machinery acquired, there was no planned or contracted continuity of operations from the pre-acquisition customer base, production techniques or trade names.   As a result, we concluded that the transaction constituted an acquisition of assets and not of a business.

4.
You indicate at page 6 and elsewhere that you are dependent upon "TGR  Energy, LLC or Mike Zoi to fund our operations." Clarify the reference to Mr. Zoi in this context. If there are no written or tacit agreements with Mr. Zoi to provide funding, so state. In the alternative, describe any such agreements in necessary detail and file them as exhibits. In that regard, we note the parallel disclosure on page 8 of your Form 10-Q for the period ending December 31, 2009, as well as the disclosure on page 18 of that report that you depend upon funds from TGR "which is controlled by our president, Mike Zoi."

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

We have revised the disclosure to clarify that our dependence on Mr. Zoi to fund our operations is based on his controlling interest in TGR Energy, LLC and our arrangement with TGR pursuant to the Subscription Agreement of August 2008, as amended.  The revised disclosure appears in the attached draft amended filings as follows:

Amended Form 10-K for fiscal year ended March 31, 2009:

➢	“Item 1. Business – Overview” on page 6
➢	“Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – General” on page 11
➢	“Notes to Financial Statements – Note 2. Going Concern Considerations” on page 22

Amended Form 10-Q for fiscal quarter ended June 30, 2009:

➢	“Notes to Financial Statements – Note 2. Going Concern Considerations” on page 8
➢	“Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – General” on page 13

Amended Form 10-Q for fiscal quarter ended September 30, 2009:

➢	“Notes to Financial Statements – Note 2. Going Concern Considerations” on page 8
➢	“Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – General” on page 13

Amended Form 10-Q for fiscal quarter ended December 31, 2009:

➢	“Notes to Financial Statements – Note 2. Going Concern Considerations” on page 8
➢	“Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – General” on page 16

Report of Independent Registered Public Accounting Firm, page 15

5.
We note the first and third paragraphs of the report identify the consolidatedstatements of "operations"; whereas the applicable financial statement included in the filing is titled "Consolidated Income Statements." In addition, we note the third paragraph of the report refers to "TOT Energy Technologies, Inc.," rather than "TOT Energy, Inc." Please request that your auditor modify the description of the referenced financial statement and the registrant so that the report meets the requirement of Rule 2-02(a)(4) of Regulation S-X.

The revised report of the independent registered public accounting firm included in the draft amended Form 10-K submitted herewith has been corrected to refer to the “Consolidated Statement of Operations” and “TOT Energy, Inc.” as applicable.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Consolidated Balance Sheets, page 16

6.
We note the addition of the new line item titled "Inventory of raw materials" as of March 31, 2009, totaling $31,174. Please add disclosure to your footnotes to describe your accounting policy for this line item, including the nature of the items comprising this balance and your basis for determining the costs attributable to your inventory. Please ensure your disclosure addresses the manner in which you consider the lower of cost or market when determining the cost basis for your raw materials.

The Company does not generally purchase raw materials and has modified the line item which now refers to “Inventories” in each of the draft amended reports on Form 10-K and Forms 10-Q submitted herewith. The Company has also added the following disclosure in “Note 1. Summary of Significant Accounting Policies” of Notes to the Consolidated Financial Statements on page 21 of the revised annual report on Form 10-K:

Inventories

Inventories are purchased primarily for the needs of production and used during the normal operating cycle.   Items in inventory include fuel, cables, lubricants, construction materials and other miscellaneous items recorded at cost.  Costs for freight or other acquisition expenses are charged to operations in the period they are incurred.  Inventory is reduced using the average cost by item.

Consolidated Statements of Changes In Stockholders' Deficiency In Assets, page 18

7.
We note you have not provided the changes in stockholders' equity/deficiency foreach of the two fiscal years preceding the date of the most recent audited balance sheet as required by Rule 8-02 of Regulation S-X. In this regard, you have excluded the changes in stockholders' equity/deficiency for the period from March 31, 2007 through to March 31, 2008. Please revise your filing to comply with the referenced Rule or otherwise explain to us why you believe your presentation is appropriate.

The Consolidated Statements of Changes In Stockholders' Deficiency In Assets on page 18 of the draft amended annual report on Form 10-K submitted herewith now includes the addition of the changes in stockholders’ equity/deficiency for the period from April 1, 2007 through March 31, 2008.

Notes to the Financial Statements

General

8.	Please add appropriate footnote disclosure regarding your acquisition of 75% ofTOT-SIBBNS to address the requirements of paragraphs 51 through 55 of FAS 141.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

As set forth in our response to comment #3 above, the TOT-SIBBNS joint venture transaction was not an acquisition of an existing operating business and therefore no additional disclosure is required pursuant to paragraphs 51 through 55 of  FAS 141 relating to an acquired business. However, we have included an additional note to the consolidated financial statements relating to our joint venture arrangements which appears on page 23 of the draft amended annual report on Form 10-K and on page 8 of each of the draft amended quarterly reports on Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 and page 9 of the draft amended quarterly report on Form 10-Q for the period ended December 31, 2009, as follows:

NOTE 5.  JOINT VENTURES

On July 18, 2008, the Company executed an agreement to acquire a 75% controlling interest in TOT-SIBBNS, a limited liability company organized under the laws of the Russian Federation. Pursuant to the Joint Venture Agreement, the owner (the “JV Partner”) of Sibburnefteservis, Ltd. of Novosibirsk, Russia (“SIBBNS”) contributed certain assets of SIBBNS to TOT SIBBNS in exchange for 3,000,000 shares of the Company’s common stock. The assets were appraised at more than $6 million at the time of contribution and the Company is obligated to issue an additional 2,000,000 shares to the JV Partner when TOT SIBBNS achieves $10,000,000 in cumulative revenues. If on the third anniversary of the joint venture agreement, the Company’s stock price is not at least $1.00 per share, the Company will have the option of making an additional payment to the JV Partner or returning the Company’s interest in the joint venture to the JV Partner.

The Company formed a joint venture, Korlea-TOT Energy s.r.o., in July 2008 with its Czech Republic partner Korlea Invest. The Company invested $56,000 to provide the 51% of share capital that the Company owns for this limited liability company in the Czech Republic. The Company financed this investment through a related party Note with Kazo, LLC. Korlea-TOT Energy s.r.o. will engage in marketing and trading of oil and natural gas in Eastern Europe. The Company issued Alexander Kaplan 350,000 newly issued shares of Company stock for his assistance in completing this transaction.

Note 1. Summary of Significant Accounting Policies, page 20

Impairment of Long-Lived Assets, page 22

9.
We note you determined there were no impairment losses during fiscal 2008 orfiscal 2009. Given your disclosure on page five that you ceased all oil drilling operations and furloughed 114 field and professional positions on April 2, 2009, please provide an analysis that supports your conclusion regarding impairment of your long-lived assets for the latest annual period ended March 31, 2009 and interim period ended December 31, 2009. In this regard, we also note you recognized no impairment loss as of December 31, 2009; yet, your disclosure in footnote 8 of your Form 10-Q filed on February 16, 2010 indicates that you intend to unwind your 75% investment in TOT -SIBBNS. As part of your response, refer to the authoritative literature that supports your conclusions, as appropriate.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

We determined that there were no impairment losses during fiscal 2008 and 2009, despite the then poor market conditions, as we determined that the future cash flows associated with the TOT-SIBBNS asset group would be sufficient to allow us to recover our carrying basis in the asset group.  In accordance with ASC 360-35-16, we estimated future cash flows based on all available evidence and developed assumptions that we considered reasonable under the circumstances.

In response to the Staff’s comment and in light of our decision to unwind our 75% investment, we have reconsidered the classification of the asset group at December 31, 2009 from “held and used” to a “disposal group.”  Pursuant to ASC 360-35-43, we have measured the asset group at the lower of its carrying amount or fair value less cost to sell, resulting in the recognition of an impairment charge of $2,740,249 in the December 31, 2009 amended financial statements.

We havealso revised the presentation and related disclosure to characterize this business as discontinued operations at December 31, 2009. We have made relevant modifications in the draft amended quarterly report for the period ended December 31, 2009, including the financial statements on pages 3 and 4, and related Notes thereto, including a new “Note 9. Discontinued Operations”, as follows:

NOTE 9.  DISCONTINUED OPERATIONS

On or about January 27, 2010, the Company determined to unwind the TOT-SIBBNS joint venture.  The Company and TOT-SIBBNS have agreed to the terms of an unwind agreement whereby the Company will exchange its 75% interest in TOT-SIBBNS for the 3,000,000 shares given to Evgeny Borograd.  We expect to finalize the unwind agreement by March 31, 2010.  In addition, the Company intends to focus on developing or acquiring an alternative energy solar business concentrating on commercial solar installations.

Assets and liabilities to be disposed of comprise the following at December 31, 2009:

Cash	$17,179
Contract receivable, net	67,824
Cost in excess of related billings on uncompleted contract	165,048
Inventory of raw materials	42,876
Prepaid expenses and other assets	5
Building	181,209
Macininery and equipment	3,432,188
Accumulated depreciation	(893,476)
Total Assets	$3,012,853

Accounts payable	$180,042
Accrued expenses	888,236
Total liabilities	$1,068,278

Following is a summary analysis of income from discontinued operations

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

	Period From April 1, 2009	Year ended
	to December 31, 2009	March 31, 2009

Revenues	$-	$-
Cost of Sales	-	-
Operating Expenses	864,134	852,927
Other Expenses	55	584
Loss on disposal from discontinued operations	1,882,043	-
Net loss from discontinued operations	652,437	640,133

As previously stated, we do not believe that it is appropriate to amend prior period reports in a similar manner because, as disclosed in our prior reports, we viewed the suspension of the operating activities as temporary due to market forces. As set forth on pages 11 and 28 of our annual report on Form 10-K for the year ended March 31, 2009, we stated:

On April 2, 2009, TOT-SIBBNS, our joint venture servicing the oil and gas industry in Russia, determined there would be no further oil drilling operations under its existing contract for the current drilling season. TOT-SIBBNS has furloughed most employees (114 field and professional positions) until further notice. It is uncertain when or if drilling services under the existing contract will recommence. The contract for drilling services was temporarily suspended in January 2009 due to the inability of the customer to obtain necessary funding.  TOT-SIBBNS’ equipment remains on-site and is expected to remain on-site through the summer.

TOT-SIBBNS has incurred costs during the fourth quarter ended March 31, 2009 to secure its equipment on the job site and prepare for recommencement of drilling operations in the event the customer obtains the necessary financing to maintain the oil field license required to conduct operations.

As previously disclosed, the oil production business in Russia is seasonal and cyclical and is currently experiencing a down cycle in large part due to the recently lower prices relating to the selling price for a barrel of crude oil. While we are hopeful that drilling service demand will increase when the price of oil increases and/or the Russian government adjusts drilling license regulations and fee structures, we can provide no assurance that this will be the case. We may not know whether our drilling operations will be able to recommence with our existing customer or other customers until the end of 2009.

The seasonal variations in and market forces affecting our operations in Russia are always factors in the level of operating activity. Although the then existing customer was unable to recommence drilling operations due to its own financial difficulties, we were able to obtain an additional drilling contract during the most recent production season and it was not until we made our determination to unwind the joint venture in January 2010 that an impairment for discontinued operations would have been appropriate.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Controls and Procedures, page 29

10.
Refer to Item 307 of Regulation S-K. You do not state whether or not yourdisclosure controls and procedures were "effective." Please confirm that your conclusion of the effectiveness of the disclosure controls and procedures as "inadequate" is in accordance with the standards of Item 307 of Regulation S-K, and if so, please revise your disclosure to use "effective" as the operable term to describe your conclusion. Considering that you have also provided that disclosure controls and procedures, no matter how well designed, can only provide "reasonable assurance" of achieving their objectives, your principal executive and principal financial officer should indicate whether or not they are "effective" at the reasonable assurance level.

The disclosure under “Item 9A(T). Controls and Procedures” on page 29 has been revised in the draft amended Form 10-K submitted herewith to comply with the Staff’s comment and the standards of Item 307 of Regulation S-K. In this regard, the Company’s management has concluded that its disclosure controls and procedures are not effective primarily as a result of certain material weaknesses in internal control over financial reporting, which is also discussed in the draft amended Form 10-K. Our modified disclosures are as follows (also see responses to comments # 11 and 12):

As of March 31, 2009, we continue to develop our core activities and focus our resources on the acquisition of assets in the energy sector. Our disclosure controls and procedures are currently not effective because there are a limited number of personnel employed and we cannot have an adequate segregation of duties, and due to material weaknesses in internal control over financial reporting as discussed below. Accordingly, management cannot provide reasonable assurance of achieving the desired control objectives. Management works to mitigate these risks by being personally involved in all substantive transactions and attempts to obtain verification of transactions and accounting policies and treatments involving our overseas operations. We are in the process of reviewing and, where necessary, modifying controls and procedures throughout the Company. We expect this process to continue through 2010.

11.
You also disclose that you are in the process of modifying your disclosurecontrols and procedures as they are "inadequate." Please describe your material weaknesses, when you discovered them, and your plans to remediate these material weaknesses. At present, you only describe that you have a limited number of personnel employed and you cannot achieve adequate segregation of duties.

The disclosure under “Item 9A(T). Controls and Procedures” on pages 29 and 30 has been revised in the draft amended Form 10-K submitted herewith to comply with the Staff’s comment and includes a more detailed description of the identified material weaknesses and plans to remediate same as follows:

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009.  Our management’s evaluation of our internal control was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).  Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was not effective as of March 31, 2009.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Management is aware of the following material weaknesses (a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis) in our internal control over financial reporting:

Control Environment

•
Inadequate Written Policies and Procedures: Based on our management’s review of key accounting policies and procedures, our management determined that such policies and procedures were inadequate as of March 31, 2009. Management identified certain policies and procedures as inadequate and others as lacking in appropriate documentation. Management is in the process of enhancing existing policies and procedures and preparing formal written documentation as appropriate.

•
Segregation of Duties: We did not maintain adequate segregation of duties related to job responsibilities for initiating, authorizing, and recording of certain transactions as of March 31, 2009. Although we believe that we have established appropriate transaction approval criteria, we do not have sufficient personnel to provide an independent review of journal entries, account analyses, monitoring or adequate risk assessment functions. Due to this material weakness, there is a reasonable possibility that a material misstatement in the financial statements would not be prevented or detected on a timely basis. The Company has attempted to mitigate certain of these risks by enhancing management’s oversight of various procedures for initiating, authorizing, and recording of various transactions and establishing more formal and rigorous written guidelines, policies and procedures. However, additional measures and personnel are required primarily with respect to our overseas operations.

•
Board of Directors and Audit Committee:  We did not have a functioning audit committee as of March 31, 2009 due to the lack of a sufficient number of independent members on our board of directors and that no member qualifies as a “financial expert” as defined by regulations of the SEC. Our entire board of directors acted in place of an audit committee. However, since we do not have a financial expert on our board, the oversight and monitoring of internal controls and procedures are not effective.

Control Activities

•
Testing of Internal Controls: We have identified deficiencies in our testing of internal controls within our key business processes, particularly with respect to our overseas operations. This was primarily due to insufficient financial and personnel resources during fiscal 2009.  Management believes there are control procedures that are effective in design and implementation within our key business processes. However, certain of these processes were not formally tested or adequately documented.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Information and Communication

•
Timeliness and Adequacy of Financial Reporting Disclosures: Our Chief Executive Officer and our Chief Financial Officer concluded that the Company's controls were not effective as of March 31, 2009 due to inherent weaknesses present in the preparation of financial statements and related disclosures as a result of the limited financial personnel, information technology infrastructure and other resources. However, management believes that given the size and scope of the Company’s business that all material information was communicated to management within a time-frame that was adequate for management to make informed business and reporting decisions.

 Monitoring

•
Internal Control Monitoring: As a result of the lack of financial and personnel resources, management’s ability to monitor the design and operating effectiveness of  internal controls is limited. Accordingly, management’s ability to timely detect, prevent and remediate deficiencies and potential fraud risks is inadequate.

Management intends to focus its remediation efforts in the near term on developing additional formal policies and procedures surrounding transaction processing, period-end account analyses and providing for additional review and monitoring procedures and periodically assess the need for additional accounting resources as the business develops and resources permit. Management also intends to formally evaluate and test the effectiveness of our disclosure controls and procedures and our internal control over financial reporting on an ongoing basis and is committed to taking further action and implementing enhancements or improvements as resources permit. Additionally, the Company intends to appoint a financial expert and additional independent members to the board of directors as soon as such persons can be identified and incentivized to join the Company.

12.
We note that you did not provide management's report on your internal controlover financial reporting pursuant to Item 308T of Regulation S-K in your Form 10-K for the fiscal year ended March 31, 2009. However, you do not appear eligible to not comply with paragraph (a) of this item. Failure to provide the required management's report would render the Form 10-K materially deficient. As a result, you do not appear to be timely or current in your Exchange Act reporting. Please file management's report on internal control over financial reporting in accordance with Item 308T of Regulation S-K.

Management’s report on internal control over financial reporting pursuant to Item 308T of Regulation S-K is included in the draft amended Form 10-K submitted herewith and is reproduced herein as follows:

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We recognize that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009.  Our management’s evaluation of our internal control was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).  Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was not effective as of March 31, 2009.

Management is aware of the following material weaknesses (a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis) in our internal control over financial reporting:

Control Environment

•
Inadequate Written Policies and Procedures: Based on our management’s review of key accounting policies and procedures, our management determined that such policies and procedures were inadequate as of March 31, 2009. Management identified certain policies and procedures as inadequate and others as lacking in appropriate documentation. Management is in the process of enhancing existing policies and procedures and preparing formal written documentation as appropriate.

•
Segregation of Duties: We did not maintain adequate segregation of duties related to job responsibilities for initiating, authorizing, and recording of certain transactions as of March 31, 2009. Although we believe that we have established appropriate transaction approval criteria, we do not have sufficient personnel to provide an independent review of journal entries, account analyses, monitoring or adequate risk assessment functions. Due to this material weakness, there is a reasonable possibility that a material misstatement in the financial statements would not be prevented or detected on a timely basis. The Company has attempted to mitigate certain of these risks by enhancing management’s oversight of various procedures for initiating, authorizing, and recording of various transactions and establishing more formal and rigorous written guidelines, policies and procedures. However, additional measures and personnel are required primarily with respect to our overseas operations.

•
Board of Directors and Audit Committee:  We did not have a functioning audit committee as of March 31, 2009 due to the lack of a sufficient number of independent members on our board of directors and that no member qualifies as a “financial expert” as defined by regulations of the SEC. Our entire board of directors acted in place of an audit committee. However, since we do not have a financial expert on our board, the oversight and monitoring of internal controls and procedures are not effective.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Control Activities

•
Testing of Internal Controls: We have identified deficiencies in our testing of internal controls within our key business processes, particularly with respect to our overseas operations. This was primarily due to insufficient financial and personnel resources during fiscal 2009.  Management believes there are control procedures that are effective in design and implementation within our key business processes. However, certain of these processes were not formally tested or adequately documented.

Information and Communication

•
Timeliness and Adequacy of Financial Reporting Disclosures: Our Chief Executive Officer and our Chief Financial Officer concluded that the Company's controls were not effective as of March 31, 2009 due to inherent weaknesses present in the preparation of financial statements and related disclosures as a result of the limited financial personnel, information technology infrastructure and other resources. However, management believes that given the size and scope of the Company’s business that all material information was communicated to management within a time-frame that was adequate for management to make informed business and reporting decisions.

 Monitoring

•
Internal Control Monitoring: As a result of the lack of financial and personnel resources, management’s ability to monitor the design and operating effectiveness of  internal controls is limited. Accordingly, management’s ability to timely detect, prevent and remediate deficiencies and potential fraud risks is inadequate.

Management intends to focus its remediation efforts in the near term on developing additional formal policies and procedures surrounding transaction processing, period-end account analyses and providing for additional review and monitoring procedures and periodically assess the need for additional accounting resources as the business develops and resources permit. Management also intends to formally evaluate and test the effectiveness of our disclosure controls and procedures and our internal control over financial reporting on an ongoing basis and is committed to taking further action and implementing enhancements or improvements as resources permit. Additionally, the Company intends to appoint a financial expert and additional independent members to the board of directors as soon as such persons can be identified and incentivized to join the Company.

Notwithstanding the material weaknesses discussed above, our management has concluded that the financial statements included in this Annual Report on Form 10-K fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Directors, Executive Officers and Corporate Governance, page 29

13.
Provide complete five year biographical sketches, including start and end datesfor positions held, for each listed individual, pursuant to Item 401 of Regulation S-K. The current presentation does not clearly cover the entire five years in each case.

Part III. Directors, Executive Officers and Corporate Governance on pages 29 and 30 of the draft amended Form 10-K submitted herewith now includes complete biographical information for each of the individuals listed for at least the last five years in accordance with Item 401 of Regulation S-K and is reproduced herein as follows:

Mr. Zoi has been the CEO and a Director of the Company since 2007. Mr. Zoi has also been a director and executive officer of Ener1 Group, a privately held investment firm which he co-founded in 2001, and served as a Director of its subsidiary, Ener1, Inc. (NASDAQ: HEV), from 2001 to 2008.  Since 2007, Mr. Zoi has been the managing member of TGR Energy LLC, a Florida investment company.  Mr. Zoi is responsible for strategy and directly manages all senior executives of the Company.   Mr. Zoi also directs all mergers and acquisition activities of the Company. His expertise includes strategic development, branding, corporate alliances, corporate websites and investor relations.    Earlier in his career, Mr. Zoi worked in various capacities relating to international finance and business development.

Mr. Wolfe has been a director of TOT Energy, Inc. since 2004 except for a three-month period beginning August 31, 2007 and ending December 18, 2007. Mr. Wolfe served as Chief Operating Officer, Executive Vice President and General Counsel of Ener1 Group, Inc., the largest shareholder of alternative energy company Ener1, Inc. from 2004 to 2007.  Prior to his involvement with Ener1 Group, he was a partner in an international law firm based in Miami where he focused on mergers and acquisitions, start-up company financing, franchising and intellectual property. His experience also includes equity and debt offerings and compliance with reporting requirements for publicly traded companies. Since 2007, Mr. Wolfe has been the president of a private business consulting company, Lobos Advisors, assisting start-up businesses in defining their business objectives, strategic goals, and expanding business opportunities.  Mr. Wolfe is the founder of WCIS Media, LLC, a company that launched www.whocanisue.com, an online legal portal where he served as an executive officer from 2007 until 2009.  Mr. Wolfe continues to serve as a director of WCIS Media. Mr. Wolfe served 11 years in the United States Air Force from 1981 to 1992. Mr. Wolfe has a BIS in English, Mathematics and Latin American Studies from Weber State University and a JD from the University of Iowa College of Law, where he graduated with distinction. He is also a screenwriter and author.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

On February 8, 2008, the Board of Directors named Stuart Spence Murdoch to the Board of Directors effective February 15, 2008. Mr. Murdoch is a British citizen and resident who is presently a Partner and CEO of Ceema Capital LLP, a London-based FSA regulated Investment Advisory Firm. Prior to his involvement with Ceema Capital LLP, Mr. Murdoch was director of local market foreign exchange and interest rate trading at ABM Amro from 2004 to 2007. Prior to his employment with ABM Amro, Mr. Murdoch worked for AIG International (UK) Limited as director of foreign exchange and forward contracts for emerging market currencies from 2002 to 2003. Prior thereto, Mr. Murdoch held various senior  investment management and financial analyst positions at Bank of America International (London), Goldman Sachs, Barclays Capital and Chase Manhattan Bank. Mr. Murdoch is a graduate of Exeter University in England.

On March 10, 2008, Jonathan New joined TOT Energy as Chief Financial Officer.  Mr. New served as Chief Operating Officer of Ener1, Inc. from 2001 to 2003. From 2004 to 2006, Mr New owned and operated Wholesale Salon Furniture Corp.com.  The Florida company imported and distributed salon equipment.  The business was sold in 2006.  Thereafter, until joining the Company, Mr. New provided counsel to public companies on a variety of corporate accounting, reporting and audit related issues. Prior to joining Ener1 in 2001, Mr. New held controller and chief financial officer positions with companies including Haagen-Dazs, RAI Credit Corporation and Prudential of Florida. Mr. New obtained his BS in Accounting from Florida State University and began his career with Accenture. He is a member of the Florida Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

 Item 11. Executive Compensation

Summary Compensation Table, page 32

14.
You disclose in the notes to the table that Mike Zoi was entitled to receive$350,000 in fiscal 2009, the majority of which he has deferred at his election. Please disclose when this deferred compensation is payable and clarify whether the amount deferred accrues with interest.

Additional disclosure has been included beneath the table on page 33 of the draft amended Form 10-K submitted herewith indicating that Mr. Zoi’s deferred compensation is payable on demand and does not accrue interest.

15.	Please disclose why Mr. Curtis Wolfe was compensated by Ener1 Group, Inc. forhis services provided to TOT Energy in fisca1 2008 and 2009.

Additional disclosure has been added to page 32 of the draft amended annual report on Form 10-K submitted herewith indicating that Mr. Wolfe was compensated by Ener1 Group, Inc. for services provided to the Company due to the limited financial resources of the Company.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

Item 15. Exhibits, Financial Statement Schedules, page 37

16.
Ensure that you file all required exhibits. In that regard, we note that certain previously filed agreements are not listed in your Form 10-K exhibit index. For example, the August 7, 2008 subscription agreement with TGR Energy, LLC is filed as Exhibit 10.20 to your Form 10-Q for the quarter ended September 30, 2008, but it is not included in your Form 10-K exhibit index.

We have revised the exhibit index of the draft amended Form 10-K and Forms 10-Q submitted herewith to include all required exhibits in accordance with Item 601 of Regulation S-K.

Form l0-Q for the Fiscal Quarter Ended September 30, 2009

Note 8. Reclassification, page 10

17.
Please explain to us in greater detail the facts and circumstances surrounding your disclosure that "Certain reclassifications have been made to the March 31, 2009 financial statements to conform to the September 30, 2009 presentation." In this regard, please explain to us why you do not believe the changes you present represent the correction of an error in previously issued financial statements, as contemplated by FASB ASC 250-10-05 [paragraph 2.h of FAS 154].

This footnote was intended to correct certain errors of an immaterial nature, which have now been corrected in each of the draft amended Form 10-K and the draft amended Form 10-Q for the periods ended June 30, 2009 and September 30, 2009. Accordingly, “Note 8. Reclassification” has been deleted from the draft amended Form 10-Q for the period ended September 30, 2009. The corrections resulted in a change to Accumulated Deficit from ($18,786,314) to ($18,586,831) as of June 30, 2009 and from ($16,949,780) to ($16,722,953) as of March 31, 2009, and a change to Noncontrolling Interest from $77,442 to ($289,483) as of June 30, 2009 and from $88,614 to ($138,213) as of March 31, 2009. These corrective adjustments result in a net change of $-0- to Total Equity for each of the adjusted periods.  No other changes were required as a result of these adjustments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

18.
We note from your disclosure on page 15 that you recognized revenues of $116,424 and expenses of $98,960 from the completion of the first phase of a contract for drilling services you entered into in November 2009. Given your revenue recognition policy is to recognize your drilling services revenue using the completed contract method, please explain to us in necessary detail why you believe it is appropriate to recognize revenue and expense before the completion of this contract. Similar concerns exist surrounding your disclosure on page 16 that "Contract billings are recorded as a reduction to project costs and revenue will only be recognized once amounts collected exceed costs incurred." Refer to FASB ASC 605-35-25-96 [paragraph .52 of SOP 81-1] for guidance concerning the completion criteria under the completed-contract method.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 31, 2010

In light of the Company's determination to treat the TOT-SIBBNS joint venture as discontinued operations, we have adjusted the financial statements and related disclosure relating to the period ended December 31, 2009 to reflect this accounting treatment. Accordingly, all revenues and expenses associated with the subject contract were deferred in accordance with the Completed Contract Method as set forth on pages 8, 11 and 15 in the draft amended Form 10-Q for the period ended December 31, 2009.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Kindly confirm that the foregoing adequately responds to the Staff’s comments or, alternatively, that the Staff has no further inquiry at this time, whereupon we will file the attached draft amended annual report on Form 10-K and draft amended quarterly reports on Form 10-Q. Please contact me by telephone at (305) 588-0122 or fax at (305) 933-3748 if you have any questions regarding the matters addressed in this letter or require any additional information.

Respectfully submitted,

/s/ Jonathan New

Jonathan New
Chief Financial Officer

CC:	Jennifer O’Brien (SEC)
Kevin Stertzel (SEC)
Kevin Dougherty (SEC)
Mike Zoi (TOT Energy, Inc.)
Neil S. Belloff, Esq. (NSBLaw, P.C.)
Scott Walters (Daszkal Bolton)
Patrick Heyn (Daszkal Bolton)